Supplement Dated August 31, 2001, to
The Prospectuses Dated May 1, 2001, for
FUTURE DIMENSIONS Variable Universal Life
MARKET DIMENSIONS Variable Universal Life
SURVIVOR DIMENSIONS Variable Universal Life

issued by
Southland Life Insurance Company
and its
Southland Life Separate Account L1

This Supplement updates certain information contained in your May 1, 2001 Prospectus. Please read it carefully and retain it for future reference.

Effective on the date of this supplement, allocation percentages no longer need to be in whole numbers. Fractional allocations, measured in tenths, are now permitted.

Related changes to your May 1, 2001 Prospectus:

In the final paragraph under the heading "Allocation of Net Premium"(page 23 or 24), the sentence regarding premium allocation instructions specified "in whole numbers" is replaced with the following:

> We will use your most recent premium allocation instructions specified in percentages stated to the nearest tenth and totaling 100%.

In the fifth or sixth paragraph under the heading "Dollar Cost Averaging" (page 33 or 35), the following sentence should be added after the sentence providing that with dollar cost averaging you designate either a dollar amount or a percentage of your account value for automatic transfer:

> Fractional percentages, stated to the nearest tenth, are permitted.

In the second paragraph under the heading "Automatic Rebalancing" (page 33 or 36), the first sentence regarding transfers of amounts among investment options to match preset automatic rebalancing allocations should be followed by:

> You may select allocation percentages stated to the nearest tenth.